17004862

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hybrid Trading & Resources, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., Suite 1146
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Caffray 312-913-9750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Caffray, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hybrid Trading & Resources, LLC as of December 31, 2016 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Notary Public

GINA GARCIA
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
May 12, 2018

This report contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Operations.
[x] (d) Statement of Changes in Members' Equity.
[x] (e) Statement of Cash Flows.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Supplemental Information:

[x] (g) Computation of Net Capital pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hybrid Trading & Resources, LLC
Chicago, Illinois

We have audited the accompanying financial statements of Hybrid Trading & Resources, LLC ("the Company") (a Florida limited liability company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 21, 2017

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS		
Cash	$	667,248
Receivable from clearing broker		400,000
Commissions receivable		131,947
Service fees receivable		304,695
Other receivables		1,785
TOTAL ASSETS	$	1,505,675
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	155,465
TOTAL LIABILITIES		155,465
MEMBERS' EQUITY		1,350,210
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,505,675

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

REVENUES		
Service fee income (includes $53,509 in reimbursed expenses)	$	4,028,509
Commission income		643,963
Total Revenues		4,672,472
EXPENSES		
Employee compensation and benefits		214,543
Commissions, floor brokerage and execution fees		161,469
Exchange, regulatory and SIPC fees		18,454
Market information		33,556
Professional fees		56,377
Telephone		29,359
Seat permit		44,865
Travel and entertainment		12,137
Other		58,917
Total Expenses		629,677
NET INCOME	$	4,042,795

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

Balance December 31, 2015	$	1,432,415
Member contributions		-
Member withdrawals		(4,125,000)
Net income		4,042,795
Balance December 31, 2016	$	1,350,210

See accompanying notes.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES	
Net income	$ 4,042,795
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in assets:	
Commissions receivable	(77,416)
Service fees receivable	149,714
Other receivables	(315)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	3,569
Total adjustments	75,552
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,118,347
FINANCING ACTIVITIES	
Member contributions	-
Member withdrawals	(4,125,000)
NET CASH USED IN FINANCING ACTIVITIES	(4,125,000)
NET DECREASE IN CASH	(6,653)
CASH AT DECEMBER 31, 2015	673,901
CASH AT DECEMBER 31, 2016	$ 667,248

Supplemental Cash Flow Information:
Cash payments for interest during the year totaled $0.
Cash payments for income taxes during the year totaled $0.

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

(1) NATURE OF BUSINESS

HYBRID TRADING & RESOURCES, LLC (the "Company"), a Florida Limited Liability Company, operates as an introducing broker that clears all trades on a fully disclosed basis through an outside clearing firm. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC). In addition to the commissions it generates, the Company earns a monthly service fee for certain business introduced to and services provided to an entity affiliated by common ownership.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Equipment
Purchased equipment is recorded at cost and depreciated over estimated useful lives using accelerated methods. All equipment has been fully depreciated.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2016.

(3) *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Management has reviewed the Company's tax positions for all tax years open to examination which include 2015, 2014 and 2013 and concluded that a provision for income taxes is not required.

(4) *FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2016, the Company had no open financial instruments. At December 31, 2016, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(5) CONCENTRATIONS OF CREDIT RISK

At December 31, 2016, the Company had significant concentrations of credit risk which consisted of a deposit with the Company's clearing firm, the receivable for service fees and a cash bank balance in excess of the federally-insured level. These concentrations aggregated to approximately 23%, 31% and 30% of total firm equity, respectively.

(6) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the Uniform Net Capital Rule) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2016, the Company had net capital and net capital requirements of $1,004,852 and $250,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

(7) RELATED PARTY TRANSACTIONS/REVENUE FROM MAJOR CUSTOMER

Service fee income was derived entirely from one customer, an entity affiliated by common ownership, pursuant to an agreement, and accounted for approximately 86% of the Company's total revenue for the year ended December 31, 2016.

The Company is party to an expense sharing agreement with an affiliated entity under which they share certain general and administrative services including certain salaries, rent and administrative fees. Costs allocated to the Company during 2016 totaled $115,672.

(8) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2017, which is the date the financial statements were available to be issued. No events have occurred from the date of the financial statement to February 21, 2017, which would require adjustments to or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2016

NET CAPITAL		
Members' equity	$	1,350,210
LESS:		
Non-allowable assets		
Commissions receivable, over 30 days old or from non-broker/dealers		38,878
Service fees receivable		304,695
Other receivables		1,785
Total non-allowable assets		345,358
NET CAPITAL BEFORE HAIRCUTS		1,004,852
Haircuts		-
NET CAPITAL	$	1,004,852
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 2% of aggregate debit items or $250,000)	$	250,000
EXCESS NET CAPITAL	$	754,852

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

These schedules are not applicable as HYBRID TRADING & RESOURCES, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it, as an introducing broker/dealer, clears all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hybrid Trading & Resources, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Hybrid Trading & Resources. LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c-3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schultz & Chez, LLP

Chicago, Illinois
February 21, 2017

HYBRID TRADING
& RESOURCES, LLC

Rule 15c3-3 Exemption Report

Hybrid Trading and Resources LLC is a broker-dealer registered with the SEC and CBOE.

Hybrid Trading and Resources LLC claimed an exemption under Paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31st, 2016.

Hybrid Trading and Resources LLC is exempt from the provisions of Rule 15c3-3 because it meets the following conditions set forth in Paragraph (k)(2)(ii) of the Rule:

The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pursuant to Rules 17a-3 and 17a-4.

Hybrid Trading and Resources LLC has met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended December 31st, 2016 without exception.

The above statements are true and correct to the best of my knowledge and belief.

Mark Caffray
Managing Member
Hybrid Trading and Resources LLC

February 15th, 2017

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2016